File No. 70-8777


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

               __________________________________

                         AMENDMENT NO. 4
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
          (Name of companies filing this statement and
            addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Service Corporation ("Service Corporation"), a subsidiary service corporation of American Electric Power Company, Inc. ("American") hereby amends its Application or Declaration on Form U-1 in File No. 70-8777, as follows:
     1.   By amending and restating ITEM 1. DESCRIPTION OF PROPOSED
TRANSACTIONS:
                        "A.  Introduction
     The Service Corporation proposes to amend Schedule A ('Proposed Amendment') to its Service Agreements ('Service Agreements') with American and the direct and indirect subsidiaries of American. The Service Corporation currently provides services under the Service Agreements to American, eight electric utility companies (AEP Generating Company ('AEGCo'), Appalachian Power Company ('APCo'), Columbus Southern Power Company ('CSPCo'), Indiana Michigan Power Company ('I&M'), Kentucky Power Company ('KPCo'), Kingsport Power Company ('KgPCo'), Ohio Power Company ('OPCo') and Wheeling Power Company ('WPCo') (collectively, the 'Electric Utility Companies')), and various active and inactive non-utility companies, including coal subsidiaries of certain Electric Utility Companies and AEP Energy Services, Inc., AEP Resources, Inc., AEP Resources International, Limited and AEP Investments, Inc. The Proposed Amendment will reflect changes in the services provided by the Service Corporation and the related cost allocations that began with the realignment on January 1, 1996.
                         B.  Realignment
     In order to better position American and its subsidiaries for increasing competition among suppliers of electricity, on January 1, 1996, the Service Corporation and Electric Utility Companies began to realign their organizations to create distinct power generation and energy transmission and distribution groups. Although they will not change their corporate names, the Service Corporation and Electric Utility Companies also began to do business as American Electric Power on January 1, 1996.
     The realignment establishes four functional business units:
Power Generation; Energy Transmission and Distribution; Nuclear Generation; and Corporate Development. Various administrative and other support services will be provided to these business units. The business units and support services are functional organizations placed over existing corporate structures. In the realignment, no new entities will be formed and no utility assets will be transferred.
     1.   Power Generation
     Power Generation is responsible for fossil and hydro generating stations owned and operated by APCo, CSPCo, I&M, KPCo and OPCo. It has four groups: Fossil and Hydro Production; Power Generation Engineering; Environmental Services; and Fuel Supply and Business Support.
     (a) Fossil and Hydro Production is responsible for operating and maintaining the fossil and hydro generating stations. Management and administrative and support services are being centralized in Columbus. Outage and other maintenance and technical support is provided by two regional service organizations. Operating and running maintenance continues to be located at each generating station. These changes are expected to result in a net reduction of approximately 780 positions: 1,200 positions eliminated at the generating stations and 420 positions created in the regional service organizations.
     (b) Power Generation Engineering includes civil, mechanical, electrical, controls and other engineering generally relating to the fossil and hydro generating stations and is located in Columbus.
     (c) Environmental Services provides permitting and other regulatory services relating to environmental laws for Power Generation and for the other business units.
     (d) Fuel Supply and Business Support continues to be responsible for fuel supply and procurement and provides business unit planning and financial management.
     2.   Energy Transmission and Distribution
     Energy Transmission and Distribution is responsible for the transmission and distribution system owned by APCo, CSPCo, I&M, KPCo, KgPCo, OPCo and WPCo. It has three primary groups: Energy Transmission; Energy Distribution; and Energy Delivery Support. It also has business unit planning and associated business development groups.
     (a) Energy Transmission is responsible for engineering, construction, operation and maintenance of the transmission system. Construction, operation and maintenance is divided into three regions, headquartered in Columbus, Fort Wayne and Roanoke. (See
Exhibit 4.) Existing operations centers in Columbus, Fort Wayne and Roanoke continue to operate the transmission system.
          Transmission System Engineering is performed at four offices, located in Columbus, Ashland, Fort Wayne and Roanoke. The Columbus office is responsible for general systemwide transmission engineering as well as all transmission engineering in central, eastern and southern Ohio, northern Kentucky and northern West Virginia. The Ashland, Fort Wayne and Roanoke offices are responsible for regional transmission engineering.
     (b) Energy Distribution is organized into twelve regions responsible for systemwide distribution networks as well as customer services. (See Exhibit 3.) Distribution Engineering and Operations is headquartered in Columbus with regional offices located in Columbus, Fort Wayne and Roanoke. Customer Services is located in Columbus, Fort Wayne and Roanoke with a call center in Columbus. Additional call centers are expected to be established in Ashland, Fort Wayne and one additional location.
     (c) Energy Delivery Support provides technical support for Energy Transmission and Distribution. It also includes Telecommunications, which provides services to other business units as well.
     3.   Nuclear Generation
     Nuclear Generation is responsible for the Donald C. Cook Nuclear Plant ('Cook Plant') owned by I&M and located in southwestern Michigan. During 1996, Nuclear Generation will relocate its Columbus personnel to the Cook Plant in Michigan. In connection with the realignment, 120 positions will be eliminated:
70 positions in Michigan and 50 positions from the combination of the Columbus and Michigan organizations.
     4.   Corporate Development
     Corporate Development is responsible for developing new business opportunities, including non-utility activities.
     5.   Support Services and State Officers
     Management of the services supporting these business units and the support services themselves are being centralized. Accounting functions will be consolidated in Columbus and Canton over the next five years, Human Resources is being organized into four service delivery centers, Marketing is being expanded and other services will be reorganized and renamed. As a result of the consolidation of Accounting and implementation of new accounting systems, approximately 180 staff positions are expected to be eliminated by 2000.
     These consolidated support services will replace the executive and administrative offices of the five major Electric Utility Companies. Five State Officers have been appointed to lead state-level relations with regulators, legislators, media, community leaders and customers in the seven states in which the Electric Utility Companies operate.
                 C.  Reasons for the Realignment
     The Service Corporation and Electric Utility Companies are realigning their organizations in order to (i) unbundle electric services consistent with customer desires and the evolving regulatory structure of the industry and (ii) operate more efficiently.
     Customers no longer want 'one-size-fits-all' universal electric service; they want customized services at competitive prices. In order to achieve this, bundled electric services must be unbundled. Electric companies have traditionally provided generation and energy delivery services as a single package. Unbundling will enable electric companies to generate and sell electricity in the competitive marketplace while separately providing delivery services to its customers.
     The Federal Energy Regulatory Commission ('FERC') has acknowledged the need to separate generation and transmission in the wholesale market. (See the Notice of Proposed Rulemaking (RM95-8-000), dated March 29, 1995.) In that Release, FERC stated:
     The Commission's preliminary view is that functional unbundling of wholesale services is necessary to implement non-discriminatory open access. Accordingly, the proposed rule requires that a public utility's uses of its own transmission system for the purpose of engaging in wholesale sales and purchases of electric energy must be separated from other activities, and that transmission services (including ancillary services) must be taken under the filed transmission tariff of general applicability. The proposed rule does not require corporate unbundling (selling off assets to a non-affiliate, or establishing a separate corporate affiliate to manage a utility's transmission assets) in any form, although some utilities may ultimately choose such a course of action. The proposed rule accommodates corporate unbundling, but does not require it.

Although the proposed rules would not require a corporate restructuring, they would require functional separation of generation and transmission.
     In the retail market, separation of the generation and delivery functions, although not yet required by regulators, is good public policy. (See the Position Statement, 'Seeking Equity and Freedom of Choice in Transition to Retail Competition' attached as Exhibit 6.) The realignment will enable American and its subsidiaries to provide the separate electrical services that customers desire in a manner that is consistent with evolving regulatory requirements.
     As a result of the realignment, the Service Corporation and Electric Utility Companies expect to provide improved services more efficiently. Power Generation, Nuclear Generation and Accounting are expected to perform their functions with a total of approximately 1,080 fewer staff.FN1
FN1 Because the realignment increases the amount of services rendered by the Service Corporation, it is expected that the absolute amount of the Service Corporation billings to the Electric Utility Companies will increase. But this increase will be more than offset by savings from staff reductions so that the Electric Utility Companies overall costs will be lower. Annual labor savings related to staff reductions will exceed the one-time costs of the realignment within a year. Thereafter, these staff reductions are expected to reduce annual salary and benefit expenses by $50,000,000 beginning in 1997, and by an additional $9,000,000 phased-in from 1997 to 2000, and continuing for the foreseeable future. (See Exhibit 7.)

     These savings from staff reductions will be offset by additional expenses for contractors and for other improvements in operations of those business units, neither of which can be quantified at this time. The resultant net savings are then expected to be invested in information systems, employee training and development, customer call centers, and other areas which will facilitate efficient operations. The overall operating and maintenance budget of the Electric Utility Companies, including savings from staff reductions and additional expenses to improve operations, for the years 1996 through 1999 is expected to remain level; the operating and maintenance budgets of each Electric Utility Company, however, may vary from year to year. As a result of the more efficient operations and proposed new investments, consumers will benefit from the realignment.

Initial staff reductions are not expected in Energy Transmission and Distribution. Staff increases are expected in Corporate Development and Marketing.
     In addition, the business and support units are emphasizing improvements in service, whether to external or internal customers. For example, the generating stations are being operated by shift teams composed of people with various skills. Moreover, a group in Energy Delivery Support is being established to improve Energy Transmission and Distribution operations. As a result of organizing by business units, improvements will be implemented efficiently and consistently across the entire Power Generation or Energy Transmission and Distribution organization rather than on a company-by-company basis.
            D.  Services Affected by the Realignment
     Some management, engineering, maintenance and a variety of administrative and support functions previously performed by the Electric Utility Companies are being rendered after the realignment by the Service Corporation. These services are being provided by the Service Corporation, because the group that performs the services renders them to units of two or more Electric Utility Companies.FN2
FN2 When services are primarily performed for one Electric Utility Company and incidentally for another Electric Utility Company, the personnel performing such services are on the payroll of the first company. The cost of these services will be determined in accordance with Rules 90 and 91 under the 1935 Act and billed to the second company in accordance with an Affiliated Transactions Agreement, a copy of which is filed as Exhibit H-1 hereto. These transactions will be reported under
     Item 8 of Form U5S in the form set forth in Exhibit H-2 hereto.

As compared to December 31, 1994, the realignment is expected to result in net transfer of approximately 1,135 employees to the Service Corporation from the Electric Utility Companies. (See
Exhibit 5.) This transfer will not increase overall employment of the Service Corporation and the Electric Utility Subsidiaries which is expected to decrease as described in Section C. Reasons for the Realignment above.
     1.   Power Generation
     In Power Generation, the Service Corporation provides management services for all the fossil and hydro generating stations, the Central Machine Shop and generating station training simulator. All generating station managers as well as the Central Machine Shop and simulator manager, who continue to be employees of the Electric Utility Company operating the station, report directly to Service Corporation personnel located in Columbus. The Service Corporation also provides business support and financial management for the generating stations.
     Two regional service organizations will provide support for fossil plant outages and other maintenance in addition to administrative and technical support. Specifically, each regional service organization will include the following: (1) a safety and health group responsible for the safety of the regional personnel;
(2) a production services group responsible for planning, scheduling and scheduled unit outage work and project work during non-outage periods; and (3) an administrative and technical services group responsible for human resources, labor relations, salary and benefits, training, budget preparation, purchasing, stores record keeping, quality control and assurance, welding programs, engineering small capital projects, and providing equipment specialists. Personnel in these regional service organizations, including some union employees, are employees of the Service Corporation. Each regional service organization has approximately 330 employees.
     2.   Energy Transmission and Distribution
     The Service Corporation provides overall management of Energy Transmission and the management of each of the three transmission regions. Employees in local construction, operations, and maintenance offices are expected to remain employees of the Electric Utility Companies. The Service Corporation also manages and provides transmission system engineering.
     In Energy Distribution, the Service Corporation manages the 12 energy distribution regions, manages and coordinates customer services, and manages and provides engineering, operations and data systems support to the regions. Employees in the 12 regions are expected to remain employees of the Electric Utility Companies.
     In addition, the Service Corporation provides business unit planning and associated business development for Energy Transmission and Distribution.
     3.   Executive Services
     The Service Corporation provides additional executive officers for the Electric Utility Companies. Previously, the Chairman of the Board and several vice presidents were employees of the Service Corporation. As a result of the realignment, an executive vice president of the Service Corporation also became president of all the Electric Utility Companies and other executive officers of the Service Corporation became vice presidents. The only vice president of the Electric Utility Companies who is not an employee of the Service Corporation is the state officer.
     4. Accounting, Human Resources, Marketing, and Other Services Prior to the realignment, the administrative offices of APCo,
CSPCo/OPCo, FN3
FN3 In 1993, the administrative offices of CSPCo and OPCo were combined.

I&M and KPCo provided some accounting, administrative services, governmental affairs, human resources, marketing, public affairs, purchasing, tax, rates and legal functions. The Electric Utility Companies will continue to provide some marketing, rates, environmental affairs, governmental affairs and public affairs (now called corporate communications) functions. Over the next several years, the Service Corporation will begin to provide all Accounting and Human Resources services as well as some other additional services.
     With respect to Accounting, the Service Corporation will begin to provide payroll services in 1996, accounts payable services in 1997 and other accounting services between 1998 and 2000 to the Electric Utility Companies. It is expected that approximately 370 employees will be transferred to the payroll of the Service Corporation during this period.
     On January 1, 1996, the Service Corporation began to supervise and administer the human resource policies for the Electric Utility Companies. Approximately 210 employees will be transferred to the payroll of the Service Corporation to perform these services.
     5.   Functions Remaining at Electric Utility Companies
     After the realignment, the principal functions of personnel at the Electric Utility Companies are operation and running maintenance of the fossil and hydro generating stations, nuclear generation, local construction, operation and maintenance of the transmission system, the 12 distribution regions, including customer service and the call centers, and the state offices.
     The personnel at the fossil and hydro generating stations include the plant manager, the energy production teams (responsible for operations and running maintenance) and the administrative and technical services group (responsible for human resources, stores, environmental program, laboratory work, and long-range planning). The fossil and hydro generating stations have approximately 3,500 personnel, all of whom will be employed by the Electric Utility Companies. Personnel of APCo also will continue to operate the generating station simulator and the Central Machine Shop.
     I&M personnel will be responsible for operation, engineering, business performance, regulatory affairs and quality assurance at the Cook Plant. After the realignment, approximately 1,180 I&M personnel will be in the nuclear organization.
     Personnel at the three regional operations centers in Columbus, Fort Wayne and Roanoke are employees of the Electric Utility Companies. In addition, personnel at the local construction, operation and maintenance offices for Energy Transmission are personnel of the Electric Utility Companies. Approximately 1,100 personnel in Energy Transmission are employees of the Electric Utility Companies.
     In Energy Distribution, all personnel in the 12 distribution regions are on the payroll of the Electric Utility Companies.
These employees are responsible for customer service and construction, operation and maintenance of the distribution system. Personnel at the call centers also are expected to be employees of the Electric Utility Companies. Approximately 5,000 personnel in Energy Distribution are expected to be employees of the Electric Utility Companies.
     Employees in the five state offices are personnel of the Electric Utility Companies. They include the state officer, the rate director and environmental affairs director. In addition, some employees in support organizations, such as corporate communications and rates, may remain on the payroll of the Electric Utility Companies.
                    E.  Changes to Schedule A
     The realignment of the Service Corporation and the Electric Utility Companies requires numerous changes to Schedule A. These changes will revise the structure of the groups set forth in the Schedule as well as the allocation ratios. With the centralization of management of the Electric Utility Companies, the review and approval of new work orders and monthly billings is changing. The Proposed Amendment will be executed by authorized officers of the Service Corporation and the other subsidiaries of American and will substitute the Schedule A filed as Exhibit B-1 hereto for Schedule A to the Service Agreements.
     1.   Groups and Allocation Ratios
     Of the 31 groups identified in the current Schedule A, the following 17 groups will be removed: Automotive Services, Civil Engineering, Construction, Customer Services, Design, Electrical Engineering, Electrical Research and Development, Engineering Education Programs, Insurance and Pension, Land Management, Materials Handling, Mechanical Engineering, Nuclear Engineering, Operations, Quality Assurance, T&D Operations, and Technical Education. Administrative Services, Computer Applications, Controllership, Environmental Engineering, Fuel Supply, Personnel, Public Affairs, Purchasing, Rates and Treasury will change their titles to Corporate Services, Information Services, Corporate Planning and Budgeting, Environmental Services, Fuel Supply and Business Support, Human Resources, Corporate Communications, Procurement and Supply Chain Services, Energy Pricing and Regulatory Services, and Accounting, respectively. Finally, new groups will be established for Corporate Development, Energy Distribution, Energy Transmission, Fossil and Hydro Production, Internal Audits, Marketing - Energy Services and Power Marketing, Marketing Services (now known as Consumer Services), Nuclear Generation, Power Generation Engineering, Tax, and Energy Delivery Support. A general description of the services provided by each group is set forth in the form of Amended Schedule A filed as Exhibit B-1.
     In order to accommodate the new groups, the following 12 new allocation ratios for functional services identified in Schedule A will be added:FN4

FN4 The terms 'Client' and 'Clients' as used in each ratio are described in the Service Agreements.

     (a)  Level of Construction - Production Ratio

          A ratio the numerator of which is the 'defined construction expenditures' of each Client generating company during the last twelve months and the denominator of which is the sum of 'defined construction expenditures' of all such Clients during the same twelve months. 'Defined construction expenditures' for this Ratio are all construction expenditures in all 'production' plant accounts except land and land rights and nuclear accounts, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Service Corporation are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (b)  Level of Construction - Transmission Ratio

          A ratio the numerator of which is the 'defined construction expenditures' of each Client operating company during the last twelve months and the denominator of which is the sum of 'defined construction expenditures' of all such Clients during the same twelve months. 'Defined construction expenditures' for this Ratio are all construction expenditures in all 'transmission' plant accounts except land and land rights, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Company are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (c)  Level of Construction - Distribution Ratio

          A ratio the numerator of which is the 'defined construction expenditures' of each Client operating company during the last twelve months and the denominator of which is the sum of 'defined construction expenditures' of all such Clients during the same twelve months. 'Defined construction expenditures' for this Ratio are all construction expenditures in all 'distribution' plant accounts except land and land rights, line transformers, services, meters and leased property on customers' premises, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Company are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (d)  Coal-Fired Kilowatt Hours Generation Ratio

          A ratio the numerator of which is the coal-fired kilowatt hours generation of each Client generating company for the last twelve months and the denominator of which is the sum of the coal-fired kilowatt hours generation of all Client generating companies for the same twelve months. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (e)  Transmission and Sub-Transmission Pole Miles Ratio

          A ratio the numerator of which is the transmission and sub-transmission pole miles of each Client operating company and the denominator of which is the sum of the transmission and sub-transmission pole miles of all such Clients. This ratio will be revised annually, based on figures at December 31.

     (f)  Plant Megawatt Capability Ratio

          A ratio the numerator of which is the total megawatt capability of all fossil and hydro generating plants of each Client generating company and the denominator of which is the total megawatt capability of all fossil and hydro generating plants of all Client generating companies. This ratio will be revised annually, based on figures at December 31.

     (g)  Fossil Plant Combination Ratio

          A ratio the numerator of which is the sum of (1) the percentage derived by dividing the total megawatt capability of all fossil generating plants of each Client generating company by the total megawatt capability of all fossil generating plants of all Client generating companies and (2) the percentage derived by dividing the total scheduled maintenance outages at all fossil generating plants of each Client generating company for the last three years by the total scheduled maintenance outages at all fossil generating plants at all Client generating companies during the same three years and the denominator of which is the factor 2. This ratio will be revised annually, based on figures at and as of December 31 respectively.

     (h)  Number of Stores Transactions Ratio

          A ratio the numerator of which is the number of stores transactions processed for a Client during the last twelve months and the denominator of which is the sum of the number of stores transactions processed for all Clients during the same twelve months. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (i)  Data Processing Staff Job Hours Ratio

          A ratio the numerator of which is the job hours demanded from the data processing staff by each Client Company during the last twelve months and the denominator of which is the job hours demanded from the data processing staff by all Clients during the same twelve months. Job hours are first measured for each Group, and then by Client using the allocation ratios applicable to each Group. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (j)  Number of Invoices Processed Ratio

          A ratio the numerator of which is the number of invoices processed for a Client during the last twelve months and the denominator of which is the sum of the number of invoices processed for all Clients during the same twelve months. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (k)  Total Annual Cost Ratio

          A ratio the numerator of which is the total annual costs charged by the Company to a Client and the denominator of which is the sum of the total annual costs charged by the Company to all Clients. This ratio will be revised annually based on figures as of December 31.

     (l)  Number of Energy Trading Transactions Ratio

          A ratio the numerator of which is the number of energy trading transactions attributable to a Client (including options) during the last twelve months and the denominator of which is the sum of the number of energy trading transactions (including options) attributable to all Clients during the same twelve months. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

The title for the Tons of Fuel Acquired Ratio changes to Tons of Coal Acquired Ratio and the Coal Company Combination Ratio will be revised quarterly rather than semi-annually. The definition of 'generating company' is changed to include companies that operate facilities for the production of electricity other than exempt wholesale generators, foreign utility companies and qualifying facilities.
     Allocation ratios assigned to functional work orders established for the new groups are:

     Consumer Services - Number of Electric Customers Ratio or
     Total Annual Cost Ratio;

     Corporate Development - Total Annual Cost Ratio or Kwh
     Sales Ratio;

     Energy Distribution - Level of Construction -
     Distribution Ratio or Number of Electric Customers Ratio;

     Energy Transmission - Level of Construction -
     Transmission Ratio or Transmission and Sub-Transmission
     Pole Miles Ratio;

     Fossil and Hydro Production -  Level of Construction -
     Production Ratio, Fossil Plant Combination Ratio or Plant
     Megawatt Capability Ratio;

     Internal Audits - Kwh Sales Ratio, Coal Company
     Combination Ratio or Total Annual Cost Ratio;

     Marketing - Energy Services and Power Marketing - Client
     Load Ratio or Number of Energy Trading Transactions
     Ratio;

     Nuclear Generation - directly to I&M;

     Power Generation Engineering - Level of Construction -
     Production Ratio, Plant Megawatt Capability Ratio or Tons of Coal Acquired Ratio;

     Tax - Kwh Sales Ratio, Coal Company Combination Ratio or
     Total Annual Cost Ratio; and

     Energy Delivery Support - Number of Client Employees Ratio, Level of Construction - Transmission Ratio, Level of Construction - Distribution Ratio, Transmission and Sub-Transmission Pole Miles Ratio, Number of Electric Customers Ratio, or Kwh Sales Ratio.

Continuing groups with new ratios include:

     Accounting - Number of Invoices Processed Ratio, Number of Electric Customers Ratio, Data Processing Staff Job Hours Ratio, Plant Investment Ratio, Tons of Coal Acquired Ratio, Number of Stores Transactions Ratio, Number of Client Employees Ratio or Total Annual Cost Ratio;

     Corporate Communications - Total Annual Cost Ratio;

     Corporate Planning and Budgeting - Total Annual Cost
     Ratio;

     Corporate Services - Kwh Sales Ratio, Coal Company
     Combination Ratio or Total Annual Cost Ratio;

     Environmental Services - Plant Megawatt Capability Ratio,
     Coal-Fired Kilowatt Hours Generation Ratio and Kwh Sales
     Ratio;

     Executive - Total Annual Cost Ratio;

     Finance - Total Annual Cost Ratio;

     Fuel Supply and Business Support - Coal-Fired Kilowatt
     Hours Generation Ratio;

     Information Services - Total Annual Cost Ratio;

     Legal - Total Annual Cost Ratio; and

     Procurement and Supply Chain Services - Total Annual Cost
     Ratio.

The portion of Accounting's costs which relate specifically to the internal affairs of the Service Corporation are included in the overheads of the Service Corporation and allocated to the other groups based on the Number of Employees by Group Ratio.
     The Service Corporation also proposes to allocate office and building costs (i.e., depreciation or lease expense, building maintenance expense, property taxes, property insurance, etc.) to its internal groups based on the following Useable Square Footage Group Ratio:

     Useable Square Footage Group Ratio

          A ratio the numerator of which is the square footage of useable space occupied by each Group and the denominator of which is the square footage of useable space occupied by all Groups. This ratio will be revised annually for each building based on figures at December 31.

The Service Corporation will continue to account for office and building costs, including the intercompany billings received from the Electric Utility Companies, as overhead expense.
     It is also proposed that Schedule A be amended to allow costs accumulated on a job or project work order performed for two or more companies to be allocated among client companies, in addition to ratios used for functional work orders, on a Specific Identification Ratio, Equal Share Ratio, Hydro Kilowatt Hours Generation Ratio, or Number of Purchase Orders Written Ratio, if appropriate. The existing Level of Construction Ratio is revised to change the basis of the calculation from 'monthly' expenditures to expenditures 'during the last twelve months' and the frequency of calculation from monthly to semi-annually.
     Schedule A, as amended, will supersede existing Schedule A and the letters of the Commission staff authorizing changes in the allocation ratios from Schedule A. The letter from the Commission staff, dated June 28, 1988, covering methods of allocation for convenience payments, will remain in effect.
     2.   Reasons for New Ratios

     Level of Construction-Production; Level of Construction-
     Transmission; Level of Construction-Distribution

     These three new ratios have been established to capture and allocate general construction overheads on a business unit basis (i.e., production, transmission, and distribution). This is a refinement of the approved Level of Construction Ratio which allows the costs to be associated in a more direct manner with the construction activities performed at the Electric Utility Companies, thereby benefitting the individual companies which perform the construction.

     Transmission and Sub-Transmission Pole Miles Ratio, Plant
     Megawatt Capacity Ratio and Fossil Plant Combination Ratio

     These three new allocation ratios detail costs based on the specific assets being managed and, in the case of the Fossil Plant Combination Ratio, the level of effort involved in maintaining the various fossil plant generating units. The Plant Megawatt Capacity Ratio relates to both fossil and hydro generation. The Fossil Plant Combination Ratio, on the other hand, is limited to fossil generation. These ratios result in a fairer and more equitable allocation of costs because they link the allocation methods to assets managed.
     With respect to Environmental Services, the Plant Megawatt Capability Ratio has been adopted to allocate the cost of functional services performed for fossil and hydro units only. The Coal-Fired Kilowatt Hours Generation Ratio is used in a similar manner to charge the fossil plants only, usually as related to research and development activities, and the Kwh Sales Ratio is used for functional services related to non-plant related operations and maintenance. Exhibit 8-A hereto provides a comparison of the old ratio (Client Load) used by this group to the new ratios (Plant Megawatt Capability, Coal-Fired Kilowatt Hours Generation, and Kwh Sales).
     The scope of the services now performed by the Fuel Supply & Business Support Department has been expanded from that which was performed by the former Fuel Supply Department. The Coal-Fired Kilowatt Hours Generation Ratio is used by the new group to allocate costs applicable to their new generation business support activities.

     Coal-Fired Kilowatt Hours Generation Ratio

     This is not a 'new' allocation method. The use of the Coal-Fired Kilowatt Hours Generation Ratio was approved for use for certain research and development projects by the Commission staff in April 1985 following the 60-day letter procedure. This ratio is used when the applicable work order activities, either R&D or other, do not relate to hydro and nuclear generation.

     Number of Store Transactions Ratio and Data Processing Staff
     Job Hours Ratio and Number of Invoices Processed Ratio

     These three new allocation ratios allocate costs based on the amount of work provided for the Client Company by these new Accounting Services. Existing allocation ratios now applicable to new Accounting Services are based on general allocators which reflect the level of effort required to perform the services. The functions were previously performed by the Electric Utility Companies for themselves so no ratios were necessary.

     Total Annual Cost Ratio and Number of Energy Trading
     Transactions Ratio

     The Total Annual Cost Ratio provides a ratio to allocate costs among all Client companies. It will be used by the Accounting, Consumer Services, Corporate Communications, Corporate Development, Corporate Planning and Budgeting, Corporate Services, Executive Group, Finance, Information Services, Internal Audits, Legal, Procurement and Supply Chain Services and Tax to allocate costs among all Client companies when appropriate.
     The Number of Energy Trading Transactions Ratio allocates costs among the generating companies and other Client companies that market or trade electricity, gas and other energy commodities. It will be used by Marketing - Energy Services and Power Marketing.

     Useable Square Footage Group Ratio

     The proposed Useable Square Footage Group Ratio assigns office and building costs to the Service Corporation's internal groups as an allocated overhead expense. In the overall billing/allocation process, assigning costs to the Service Corporation's internal groups is the first step in a three-step process. The three steps are:
     1. Allocate the subject office and building costs to each group's overhead work order using the Useable Square Footage Group Ratio,
     2. Allocate the expenses in each group's overhead work order to billable work orders based on each group's direct salary dollars, and
     3. Bill the costs allocated to the work orders that relate to a single company to those companies. Bill the costs allocated to the work orders that relate to classes of companies to the companies in each class based on the allocation ratios approved by this Commission.
     Exhibit 8-B hereto provides a comparison of the percentages that would have been used in January 1997 for Step 1 above using the Useable Square Footage Group Ratio for each building operated by the Service Corporation. A comparison to the number of employees in each department is also provided for each building.
     Our objective in changing from number of employees to useable square footage is to achieve uniformity in the way office and building costs are billed to the Service Corporation and shared among the various groups within the Service Corporation. The Electric Utility Companies are using square footage while the Service Corporation has used number of employees in the past. Any differences in the amounts to be billed by the Service Corporation to the various companies will be based on the actual use of floor space in each building which provides a better allocation of costs.
     New Groups Using Existing Ratios
     Functional work orders for some new groups will be the same as existing work orders for those services. Some changes for existing groups are based on the new services performed by the groups.
     In the past, Internal Audits and Tax were part of the Treasury Department. The work orders established for the functional activities performed by the Treasury Department for the Electric Utility Companies and the coal companies used the KWH Sales Ratio and the Coal Company Combination Ratio, respectively. The same ratios will now be used by the separate Internal Audits and Tax Departments for the functional services they perform for the Electric Utility Companies and the coal companies.
     Consumer Services is the name for the Customer Services Department as expanded to include additional marketing activities. Since the functional services performed for the Electric Utility Companies will continue to be based on number of customers, there will be no change in cost allocation.
     Marketing - Energy Services and Power Marketing includes sections of the old System Planning Department and the old Rates Department. The functional services performed by this group for the Electric Utility Companies will be allocated based on the Client Load Ratio. The Client Load Ratio was used by the other groups in the past for the types of services now performed by this Marketing group.
     In the past, the activities performed by Corporate Services were limited to Service Corporation. Since the group's activities have been expanded to include functional services performed for the Electric Utility Companies and coal companies as separate classes, new work orders have been opened to allocate costs to the Electric Utility Companies based on the Kwh Sales Ratio and the coal companies based on the Coal Company Combination Ratio.
     To the extent Internal Audits, Tax, Consumer Services, Corporate Services and other administrative groups perform services that benefit both the Electric Utility Companies and American's non-utility subsidiaries, the cost of such services will be partially allocated to the non-utility subsidiaries using the Total Annual Cost Ratio.
     3.   Work Order and Billing Control
     A work order may be initiated by the Service Corporation or by an Electric Utility Company. Any work order, whether for a single company or multiple companies, including the proposed cost allocation method, must be reviewed and approved by the Service Corporation Accounting Department and then by a person appointed by the Electric Utility Company. As a result of the centralization in the Service Corporation of the responsibilities previously assigned to the officers of the Electric Utility Companies, the Corporate Planning and Budgeting Group of the Service Corporation initially has been appointed by the Electric Utility Companies to approve work orders. Corporate Planning and Budgeting is independent of the Service Corporation work order billing process, which is maintained by the Service Corporation Accounting Department.
     Time records are completed by or for each employee in the Service Corporation and approved by work group supervisors.
Charges are accumulated by the Service Corporation Accounting Department and billed to each Electric Utility Company at the end of each month. These bills are reviewed for reasonableness and approved on behalf of the Electric Utility Company by Corporate Planning and Budgeting.
     4.   Planning and Budgeting
     Management has developed strategic performance measures for American and its subsidiaries as a business enterprise. These measures include earnings per share, total shareholder return, competitive cost comparison, market share, customer satisfaction and loyalty, employee development, safety and productivity, and environmental performance. Management is developing targets against which to measure the performance of American and its subsidiaries on a consolidated basis. In addition, based upon these strategic performance measures and targets, management is developing performance measures and targets for each business group. These measures and targets will focus on the business group, not on the corporate entity; however, the expected impact of proposed plans and budgets on expenses of the Electric Utility Companies will be determined.
     Efficiency in business operations will be important in order to achieve targets in some of the strategic performance measures, such as earnings per share and competitive cost comparison. A new planning and budgeting system, including activity based management, has been developed and is being implemented. This system focuses on the business process - a network of related and interdependent activities performed to achieve a specific purpose. It will provide cost information quickly and will allow managers to evaluate the efficiency and value of processes, including trends and internal benchmarks.
     Using this planning and budgeting system, an annual budget is prepared by each business unit and support organization and submitted to the Office of the Chairman for approval. The Office of the Chairman consists of the Chairman of the Board, President and Chief Executive Officer of American and the Service Corporation and the four executive vice presidents of the Service Corporation that report to him. These five officers are also directors and executive officers of each of the Electric Utility Companies. The Corporate Planning and Budgeting Group assists the business units and support organizations in the planning and budgeting process and monitors expenses. It also determines and reports the expected impact of proposed plans and budgets on the expenses of the Electric Utility Companies.
     The planning and budgeting process for the Service Corporation is part of the overall process for the business units and support organizations and subject to approval by the Office of the Chairman. There is no separate budgeting, outsourcing or other review for the Service Corporation.
     5.   Internal Audits
     The Service Corporation Internal Audits Department continuously conducts audits of the functions of American and its subsidiaries, including those of the Service Corporation, to ensure that proper internal controls exist and to determine if they are functioning as intended and are efficient and effective. As a part of the audit plan, the Internal Audits Department has performed an audit of the Service Corporation work order system and related billings to the Electric Utility Companies once every three years. The purpose of that audit is to render an opinion on the internal controls over the work order billing process and compliance with Commission-approved methodologies. The Internal Audits Department completed the latest review in 1995 and expressed an opinion that the internal controls are functioning properly and that the costs are being allocated to the Electric Utility Companies in accordance with the Commission-approved methodologies. The Department will perform its next audit of the work order system and related billings in 1997 and then every two years.
     The Director of Internal Audits and Corporate Compliance (the 'Director') reports to the Chairman of the Audit Committee of the Board of Directors of American (the 'Audit Committee'). Administratively, the Director reports to the Executive Vice President and Chief Financial Officer of the Service Corporation. The Director attends each meeting of the Audit Committee. In accordance with New York Stock Exchange listing requirements, the Audit Committee is comprised solely of outside directors.
     In December of each year, the results of the year's audit activities are reviewed with the Audit Committee and the following year's audit plan is reviewed and approved by the Audit Committee. The Audit Committee annually reviews and approves the Internal Audits Department Charter to ensure that it sufficiently allows the Director to carry out his duties. The Director meets privately with the Audit Committee several times during the year and has the addresses and telephone numbers of the Audit Committee members and is free to contact them at any time. The Director is reminded in these private meeting sessions that he has such freedom. During the private sessions, audit committee members inquire as to any matters in which the Director has had disagreements with senior management that could not be resolved or matters where senior management may have attempted to limit the Director's audit scope.
     6.   Reservation of Jurisdiction Over Charges to Cardinal
          Operating Company
     Cardinal Operating Company ('Cardinal'), which is equally owned by OPCo and Buckeye Power, Inc. ('Buckeye'), which is not affiliated with American, operates the Cardinal Station, a coal-fired generating station located near Brilliant, Ohio. See HCAR No. 35-15763 (June 12, 1967). On June 14, 1997, over a year after comments in this proceeding were due to be filed with the Commission, Buckeye filed Comments, Objection and Request for Hearing objecting to the charges allocated by the Service Corporation to Cardinal. Service Corporation is currently discussing these charges with Buckeye and requests that the Commission reserve jurisdiction over the proposed transaction as applied to Cardinal for one year from the date of the Order.
                   F.  Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
          Rule 53(a)(1). As of June 30, 1997, American, through its subsidiary, Resources, had aggregate investment in FUCOs of $380,493,000. This investment represents approximately 23.6% of $1,615,039,000, the average of the consolidated retained earnings of American reported on Form 10-Q for the four consecutive quarters ended June 30, 1997.
          Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of American will, at any one time, directly or indirectly, render services to any FUCO.
          Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating company subsidiaries.
          Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,615,039,000) represented an increase of approximately $176,114,000 (or 12.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,438,925,000); and (iii) for the fiscal year ended December 31, 1996, American did not report operating losses attributable to American's direct or indirect investments in EWGs and FUCOs.
          Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.

     2. ITEM 3. APPLICABLE STATUTORY PROVISIONS is amended and restated as follows:
     "The Service Corporation considers that Section 13(b) of the 1935 Act and Rules 80 through 94 thereunder may be applicable to the proposed transactions described herein. Transactions under the Affiliated Transactions Agreement are permitted under Rule 87(a)(3)."

     3. ITEM 4. REGULATORY APPROVAL is amended and restated as follows:
     "The amendment to Schedule A will be expressly authorized by the State Corporation Commission of Virginia as to APCo and the West Virginia Public Service Commission as to APCo and WPCo.
Copies of applications to such commissions are filed as Exhibits D-1 and D-2, respectively, and copies of the orders of such commissions are filed as Exhibits D-3 and D-4, respectively.
Copies of supplemental applications are filed as Exhibits D-5 and D-6 and copies of the orders of such commissions will be filed by amendment. In addition, the amendment to Schedule A must be filed with the Indiana Utility Regulatory Commission. No commission other than the Securities and Exchange Commission and these commissions has jurisdiction over the proposed transaction."

     4.   By amending and restating ITEM 6.  EXHIBITS AND FINANCIAL
STATEMENTS:
     (a)  Exhibits:

          1-A Service Corporation Organizational Chart before the Realignment (previously filed)

          1-B  Service Corporation Organizational Chart after the
               Realignment (previously filed)

          2-A  Post-restructuring lines of authority from Service
               Corporation to AEGCo (previously filed)

          2-B  Post-restructuring lines of authority from Service
               Corporation to APCo (previously filed)

          2-C  Post-restructuring lines of authority from Service
               Corporation to CSPCo (previously filed)

          2-D  Post-restructuring lines of authority from Service
               Corporation to I&M (previously filed)

          2-E  Post-restructuring lines of authority from Service
               Corporation to KPCo (previously filed)

          2-F  Post-restructuring lines of authority from Service
               Corporation to KgPCo (previously filed)

          2-G  Post-restructuring lines of authority from Service
               Corporation to OPCo (previously filed)

          2-H  Post-restructuring lines of authority from Service
               Corporation to WPCo (previously filed)

          2-I Organization of the officers and key personnel of APCo after the realignment (previously filed)

          2-J Organization of the officers and key personnel of I&M after the realignment (previously filed)

          2-K Organization of the officers and key personnel of CSPCo/OPCo after the realignment (previously filed)

          3    Map Showing Distribution Regions (previously filed)

          4    Map Showing Transmission Regions (previously filed)

          5 Service Corporation Staffing Changes As a Result of the Realignment (previously filed)

          6    American Electric Power Position Statement,
               "Seeking Equity and Freedom of Choice in Transition to Retail Competition" (previously filed)

          7    Chart showing Net Impact of Restructuring

          7-A  Chart showing Annual Labor Savings

          8-A  Comparison of Environmental Services Allocation

          8-B  Comparison of Building Allocation

          B-1  Proposed Schedule A to Service Agreements

          B-2 Form of Amendment to Service Agreement (previously filed)

          D-1  Application of APCo to the State Corporation
               Commission of Virginia

          D-2  Joint Application of APCo and WPCo to the West
               Virginia Public Service Commission

          D-3  Order of State Corporation Commission of Virginia

          D-4  Order of West Virginia Public Service Commission

          D-5  Supplemental Application of APCo to the State
               Corporation Commission of Virginia (to be filed by amendment)

          D-6 Supplemental Joint Application of APCo and WPCo to the West Virginia Public Service Commission (to be filed by amendment)

          D-7  Order of State Corporation Commission of Virginia
               (to be filed by amendment)

          D-8  Order of West Virginia Public Service Commission
               (to be filed by amendment)

          F    Legal Opinion (previously filed)

          G    Proposed Notice (previously filed)

          H-1  Affiliated Transactions Agreement

          H-2 Form of Item 8 of Form U5S to report transactions under Affiliated Transactions Agreement


                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER SERVICE CORPORATION


                    By:_/s/ G. P. Maloney____________
                         G. P. Maloney
                         Executive Vice President

November 6, 1997